Filed by New Athletics, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Trikon Technologies, Inc.

Commission File No.: 000-26482

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated March 14, 2005, by and among Trikon Technologies, Inc., Aviza Technology, Inc., New Athletics, Inc. (“Newco”), Baseball Acquisition Corp. I, a wholly owned subsidiary of Newco, and Baseball Acquisition Corp. II, a wholly owned subsidiary of Newco.

Company Contacts:
Sherrie Gutierrez		Andrea Priest
Aviza Technology, Inc.		The Global Consulting Group
Corporate Marketing Manager		Senior Vice President
Phone:	+1 (831) 439-6382	Phone:	+1 (646) 284-9425
Cell:	+1 (831) 334-1352	Cell:	+1 (917) 453-1640
Fax:	+1 (831) 439-6223	Fax:	+1 (646) 284-9494
sherrie.gutierrez@avizatechnology.com		apriest@hfgcg.com

Carl Brancher
Trikon Technologies, Inc.
Vice President of Corporate Development
Phone:	+44 16 33 41 41 11
Cell:	+44 79 46 51 64 39
Fax:	+44 87 02 38 63 82
Carl.Brancher@trikon.com

AVIZA TECHNOLOGY AND TRIKON TECHNOLOGIES ANNOUNCE

DEFINITIVE AGREEMENT TO CONSOLIDATE THROUGH MERGER

SCOTTS VALLEY, Calif. and NEWPORT, Wales, United Kingdom, March 15, 2005—Aviza Technology, Inc., a global supplier of production-proven thermal process and atomic layer deposition (ALD) systems and Trikon Technologies (NASDAQ: TRKN), a technology leader of plasma etching and deposition systems for the global semiconductor industry, today announced that they have entered into a definitive agreement to consolidate through merger.

The two companies had combined annual revenues of approximately $160 million in CY2004. The new company will have approximately 700 employees and an installed base of more than 3,000 systems worldwide. The completion of the merger has already been approved by Aviza’s stockholders and is subject to approval by Trikon’s stockholders as well as other customary conditions.

Under the terms of the agreement, Aviza and Trikon will consolidate under a new holding company, to be named Aviza Technology, Inc., that is expected to trade on the Nasdaq National Market. Former Aviza stockholders will own approximately 60% of the new company and former Trikon shareholders will own approximately 40% of the new company, with VantagePoint Venture Partners, Aviza’s largest stockholder, owning approximately 50% of the new company.

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AVIZA TECHNOLOGY AND TRIKON TECHNOLOGIES ANNOUNCE DEFINITIVE AGREEMENT TO
CONSOLIDATE THROUGH MERGER	PAGE 2 OF 4

Jerry Cutini, president and chief executive officer of Aviza, and Patrick O’Connor, executive vice president and chief financial officer of Aviza, will continue in those positions at the newly formed company. Dr. John Macneil, chief executive officer of Trikon, will become executive vice president and chief technology officer of the newly formed company. The board of directors will be comprised of seven members, three each from Aviza and Trikon and a new outside director to be named. The chairman of the board will be Robert Anderson, who currently serves on the board of directors for Trikon.

Semiconductor manufacturing continues to scale in complexity at each process node, and device makers are increasingly looking to reduce costs and differentiate and add value to their products. This requires new and advanced tools from an equipment maker with the resources to develop and deliver solutions worldwide. As a combined entity, Aviza and Trikon will be better positioned to provide a broader product and technology portfolio to its global customers. By combining front-end-of-line (FEOL) tools and processes with back-end-of-line (BEOL) tools and process offerings, the combined company expects that its position as a global solutions provider will be enhanced. The combined resources of both companies are intended to improve customer support and service, expand opportunities in existing and new markets as well as increase leading-edge research and development (R&D) investment.

“Since Aviza acquired ASML’s Thermal Division 17 months ago, we have been committed to growing the company,” said Jerry Cutini, president and CEO of Aviza Technology, Inc. “We have executed on this strategy by gaining new customers, regaining former customers and enhancing our support of existing customers. The consolidation with Trikon fits Aviza’s roadmap well and reinforces our commitment to growth. It further expands our global customer reach and complements our technology and product portfolios. With this consolidation, we believe that Aviza will be well positioned to leverage the combined technology and business expertise and deliver continued innovation of leading-edge manufacturing tools and processes as the industry continues to push the limits of Moore’s Law.”

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AVIZA TECHNOLOGY AND TRIKON TECHNOLOGIES ANNOUNCE DEFINITIVE AGREEMENT TO
CONSOLIDATE THROUGH MERGER	PAGE 3 OF 4

“We believe there is great synergy between Trikon’s and Aviza’s product offerings, and therefore expect this transaction to be very positive for both companies and, more importantly, for our customers,” said Dr. John Macneil, president and CEO of Trikon Technologies, Inc. “As a new and larger entity positioned for its next stage of growth, Trikon’s product portfolio, consisting of plasma etch, physical vapor deposition (PVD) and chemical vapor deposition (CVD) systems, combined with Aviza’s thermal processing and ALD tools, will allow us to expand and provide a broader solution set. Today’s microelectronics industry requires a global supplier that can offer mission-critical solutions for transistor formation, interconnect and high value-add processes in resonators, advanced packaging and MEMS. We believe that this consolidation will provide the industry with a stronger and broader equipment supplier that worldwide device makers can rely on to address advanced manufacturing challenges by quickly and efficiently bringing new products and processes to market.”

Conference Call and Webcast Details

Please join us for a conference call on Tuesday, March 15, 2005 at 9:00 a.m. Pacific Time/12:00 p.m. Eastern Time/5:00 p.m. UK Time where company executives will discuss the consolidation of Aviza and Trikon and address questions from the industry and financial analyst communities. To join by phone, please dial 1 (800) 593-7178 or 1 (210) 234-0017, and enter passcode 6790400. The call will also be available to interested listeners via an audio webcast. To access the webcast, please visit Aviza’s homepage at http://www.avizatechnology.com or Trikon’s homepage at http://www.trikon.com.

Safe Harbor Statement

This press release contains forward-looking statements that reflect management’s current expectations regarding future events and the new company’s future performance, including, but not limited to, the statements made by Jerry Cutini and Dr. John Macneil and all statements containing the words “will,” “believes” or words of similar import. Many factors could cause actual results to differ materially from those projected in these forward-looking statements, including, but not limited to: whether the conditions to the transaction are satisfied, the possibility that the transaction will not close, whether Aviza and Trikon will be able to integrate their businesses successfully and achieve anticipated synergies, variability of the revenues and financial performance of Aviza, Trikon and the new company, risks associated with product development and technological changes, the acceptance of Aviza’s, Trikon’s and the new company’s products in the marketplace by existing and potential future customers, disruption of operations or increases in expenses caused by civil or political unrest or other catastrophic events, general economic conditions and conditions in the semiconductor industry in particular, the continued employment of key personnel and risks associated with competition. Some of these factors and other important factors are detailed in various Securities and Exchange Commission filings made periodically by Trikon, particularly in its latest Annual Report on Form 10-K and its subsequent Quarterly Reports on Form 10-Q, copies of which are available from Trikon without charge or online through Trikon’s web site at http://www.trikon.com. Please review these filings and do not place undue reliance on these forward-looking statements.

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AVIZA TECHNOLOGY AND TRIKON TECHNOLOGIES ANNOUNCE DEFINITIVE AGREEMENT TO
CONSOLIDATE THROUGH MERGER	PAGE 4 OF 4

The combined annual revenues of Aviza and Trikon for the year ended December 31, 2004 referenced in this press release is based upon the audited financial results of Trikon for that period and the unaudited financial results of Aviza for that period. Aviza’s 2004 fiscal year ended on September 24, 2004.

Additional Information and Where to Find It

The new company intends to file with the Securities and Exchange Commission a registration statement and other relevant documents in connection with the proposed merger transaction involving Aviza and Trikon. Investors and security holders of Trikon are urged to read the proxy statement that will be contained in the registration statement filed by the new company and the other relevant documents when they become available because they will contain important information about the new company, Aviza and Trikon and the proposed merger transaction. Investors and security holders of Trikon may obtain free copies of the proxy statement and the other relevant documents filed with the Securities and Exchange Commission (when they become available) at the Securities and Exchange Commission’s website at http://www.sec.gov and may also obtain free copies of the proxy statement (when it becomes available) by writing to Trikon Technologies, Inc., Ringland Way, Newport, South Wales NP18 2TA, United Kingdom, Attention: Investor Relations. Information regarding the identity of persons who may, under the Securities and Exchange Commission’s rules, be deemed to be participants in the solicitation of shareholders of Trikon in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement that will be filed by Trikon with the Securities and Exchange Commission and contained in the registration statement that will be filed by the new company with the Securities and Exchange Commission.

About Aviza Technology, Inc.

Aviza Technology, a privately held company, is a leading supplier of thermal processing, low-pressure chemical vapor deposition and atomic layer deposition solutions to the global semiconductor industry. The company maintains a worldwide installed base of more than 2,500 tools. Aviza’s headquarters, manufacturing and R&D facilities are located in Scotts Valley, Calif. Additional sales and customer support facilities are located in Germany, France, Scotland, Taiwan, China, Japan, Singapore and Malaysia. Aviza employs approximately 500 people worldwide. Additional information can be found at http://www.avizatechnology.com.

About Trikon Technologies, Inc.

Trikon Technologies is a technology leader in dry processing equipment for the global microelectronics industry. Trikon develops and manufactures advanced capital equipment for plasma etching and chemical and physical vapor deposition (CVD and PVD) of thin films for use in the production of semiconductor, MEMS and resonator devices. These are key components in all electronic products, such as telecommunications devices, consumer and industrial electronics and computers. Trikon employs approximately 200 people worldwide. More information is available on the World Wide Web at: http://www.trikon.com.

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March 15, 2005

Dear Customer:

As one of our most valued customers, we are pleased to inform you that Aviza Technology, Inc. has announced that we will be consolidating through a merger with UK-based Trikon Technologies, Inc. (Nasdaq: TRKN). The definitive agreement to consolidate was announced today, Tuesday, March 15, 2005 (please see enclosed copy of the press release). We are confident that this transaction will result in a stronger company, which can provide world-class, leading-edge manufacturing solutions to our customers. We believe that Trikon’s technology expertise in etch, physical vapor deposition (PVD) and chemical vapor deposition (CVD) processes, in combination with Aviza’s thermal processing and ALD systems, creates a stronger market opportunity and increases our product offerings to customers—enabling enhanced worldwide customer service and support, while delivering best-of-breed tools and processes for sub-90-nm manufacturing.

The newly formed company will operate under the name Aviza Technology, and the company’s headquarters will be located in Scotts Valley, California. The management team will be comprised of: Jerry Cutini, president and CEO (presently of Aviza), Dr. John Macneil, executive vice president and CTO (presently of Trikon) and Patrick O’Connor, executive vice president and CFO (presently of Aviza).

Our primary goal will be to continue to deliver leading-edge, production-proven process technologies and tool offerings to keep pace with advanced manufacturing developments—so that you, our customer, can continue to produce your most advanced semiconductor products. We intend to leverage our combined technology and business resources to strengthen our company.

We are very excited about this consolidation and we look to the future with great anticipation. We sincerely appreciate your continued support of Aviza and look forward to a mutually rewarding and successful partnership.

Best regards,

/s/ Jerry Cutini
Jerry Cutini
President and CEO

Additional Information and Where to Find It

The new company intends to file with the Securities and Exchange Commission a registration statement and other relevant documents in connection with the proposed merger transaction involving Aviza and Trikon. Investors and security holders of Trikon are urged to read the proxy statement that will be contained in the registration statement filed by the new company and the other relevant documents when they become available because they will contain important information about the new company, Aviza and Trikon and the proposed merger transaction. Investors and security holders of Trikon may obtain free copies of the proxy statement and the other relevant documents filed with the Securities and Exchange Commission (when they become available) at the Securities and Exchange Commission’s website at http://www.sec.gov and may also obtain free copies of the proxy statement (when it becomes available) by writing to Trikon Technologies, Inc., Ringland Way, Newport, South Wales NP18 2TA, United Kingdom, Attention: Investor Relations. Information regarding the identity of persons who may, under the Securities and Exchange Commission’s rules, be deemed to be participants in the solicitation of shareholders of Trikon in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement that will be filed by Trikon with the Securities and Exchange Commission and contained in the registration statement that will be filed by the new company with the Securities and Exchange Commission.

March 15, 2005

Dear Employee:

As a valued employee, we are pleased to inform you that Aviza Technology, Inc. has announced that we will be consolidating through a merger with UK-based Trikon Technologies, Inc. (Nasdaq: TRKN). The definitive agreement to consolidate was announced today, Tuesday, March 15, 2005 (please see enclosed copy of the press release). We are confident that this transaction will result in a stronger company, which can provide world-class, leading-edge manufacturing solutions to our customers. We believe Trikon’s technology expertise in etch, physical vapor deposition (PVD) and chemical vapor deposition (CVD) processes, in combination with Aviza’s thermal processing and ALD systems, creates a stronger market opportunity and increases our product offerings to customers—enabling enhanced worldwide customer service and support, while delivering best-of-breed tools and processes for sub-90-nm manufacturing.

The newly formed company will operate under the name Aviza Technology, and the company’s headquarters will be located in Scotts Valley, California. The management team will be comprised of: Jerry Cutini, president and CEO (presently of Aviza), Dr. John Macneil, executive vice president and CTO (presently of Trikon) and Patrick O’Connor, executive vice president and CFO (presently of Aviza).

Our primary goal will be to continue to deliver leading-edge, production-proven process technologies and tool offerings to keep pace with advanced manufacturing developments—so that our customers can continue to produce their most advanced semiconductor products. We intend to leverage our combined technology and business resources to strengthen our company.

We sincerely thank you for all your hard work and dedication—without which we would not have achieved this critical milestone. We are very excited about this consolidation and we look to the future with great anticipation.

Best regards,

/s/ Jerry Cutini
Jerry Cutini
President and CEO

Additional Information and Where to Find It

The new company intends to file with the Securities and Exchange Commission a registration statement and other relevant documents in connection with the proposed merger transaction involving Aviza and Trikon. Investors and security holders of Trikon are urged to read the proxy statement that will be contained in the registration statement filed by the new company and the other relevant documents when they become available because they will contain important information about the new company, Aviza and Trikon and the proposed merger transaction. Investors and security holders of Trikon may obtain free copies of the proxy statement and the other relevant documents filed with the Securities and Exchange Commission (when they become available) at the Securities and Exchange Commission’s website at http://www.sec.gov and may also obtain free copies of the proxy statement (when it becomes available) by writing to Trikon Technologies, Inc., Ringland Way, Newport, South Wales NP18 2TA, United Kingdom, Attention: Investor Relations. Information regarding the identity of persons who may, under the Securities and Exchange Commission’s rules, be deemed to be participants in the solicitation of shareholders of Trikon in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement that will be filed by Trikon with the Securities and Exchange Commission and contained in the registration statement that will be filed by the new company with the Securities and Exchange Commission.

March 15, 2005

Dear Customer:

We are pleased to inform you that the definitive agreement to consolidate Trikon Technologies, Inc. (Nasdaq: TRKN) through a merger with Aviza Technology, Inc. based in Scotts Valley, California was announced today, Tuesday, March 15, 2005 (please see enclosed copy of the press release). More information about Aviza can be found at their website www.avizatechnology.com. Until recently, Aviza was part of ASML’s Thermal Division and has a long history in thermal processing and chemical vapor deposition.

We are confident that this transaction will result in a stronger company, which can provide world-class, leading-edge manufacturing solutions for our customers by providing additional resources and greater scale of operations. We believe that Trikon’s technology expertise in plasma etch, physical vapor deposition (PVD) and chemical vapor deposition (CVD) processes, in combination with Aviza’s thermal processing and ALD systems, creates a stronger market opportunity and increases our product offering to customers—enabling enhanced worldwide customer service and support, while delivering best-of-breed tools and processes.

Trikon’s products will continue to be developed, manufactured and supported by the same people from the same factory, though the newly formed company will take the name Aviza Technology, and the company’s headquarters will be in Scotts Valley, California.

The management team will be comprised of: Jerry Cutini, president and CEO (presently of Aviza), Dr. John Macneil, executive vice president and CTO (presently of Trikon) and Patrick O’Connor, executive vice president and CFO (presently of Aviza).

This merger does not indicate any reduction in our commitment to our products, technologies or market strategy. Rather, we believe that the addition of Aviza’s resources allows us to serve you better. Our goal will continue to be to deliver leading edge, lowest ownership cost tools and processes, so that you, our customer, can continue to gain competitive advantage in the marketplace.

We are very excited about this consolidation and we look to the future with great anticipation. We sincerely appreciate your continued support of Trikon and look forward to a mutually rewarding and successful partnership.

Best regards,

John Macneil

President and CEO

Trikon Technologies, Inc. Ringland Way, Newport, NP18 2TA, United Kingdom.

Additional Information and Where to Find It

The new company intends to file with the Securities and Exchange Commission a registration statement and other relevant documents in connection with the proposed merger transaction involving Aviza and Trikon. Investors and security holders of Trikon are urged to read the proxy statement that will be contained in the registration statement filed by the new company and the other relevant documents when they become available because they will contain important information about the new company, Aviza and Trikon and the proposed merger transaction. Investors and security holders of Trikon may obtain free copies of the proxy statement and the other relevant documents filed with the Securities and Exchange Commission (when they become available) at the Securities and Exchange Commission’s website at http://www.sec.gov and may also obtain free copies of the proxy statement (when it becomes available) by writing to Trikon Technologies, Inc., Ringland Way, Newport, South Wales NP18 2TA, United Kingdom, Attention: Investor Relations. Information regarding the identity of persons who may, under the Securities and Exchange Commission’s rules, be deemed to be participants in the solicitation of shareholders of Trikon in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement that will be filed by Trikon with the Securities and Exchange Commission and contained in the registration statement that will be filed by the new company with the Securities and Exchange Commission.

Trikon Technologies, Inc. Ringland Way, Newport, NP18 2TA, United Kingdom.

March 15, 2005

Dear Employee:

As a valued employee, we are pleased to inform you that the definitive agreement to consolidate Trikon Technologies, Inc. through a merger with California-based Aviza Technology, Inc. was announced today, Tuesday, March 15, 2005 (please see enclosed copy of the press release). We are confident that this transaction will result in a stronger company, which can provide world-class, leading-edge manufacturing solutions for our customers. We believe that Trikon’s technology expertise in etch, physical vapor deposition (PVD) and chemical vapor deposition (CVD) processes, in combination with Aviza’s thermal processing and ALD systems, creates a stronger market opportunity and increases our product offerings to customers—enabling enhanced worldwide customer service and support, while delivering best-of-breed tools and processes for advanced manufacturing and packaging of IC’s, BAW filters and MEMS devices.

Trikon’s products will continue to be developed, manufactured and supported by the same people from the same factory, though the newly formed company will take the name Aviza Technology, and the company’s headquarters will be in Scotts Valley, California. Both sites will support each other in developing their businesses and there are no plans to shut any plant.

Our primary goal will be to continue to deliver leading-edge process technologies and tool offerings to keep pace with advanced manufacturing developments—so that our customers can continue to produce their most advanced semiconductor products. We intend to leverage our combined technology and business resources to meet the above commitment.

The management team of the newly formed company will be comprised of Jerry Cutini, president and CEO and Patrick O’Connor, executive vice president and CFO. Dr. John Macneil will take on the role of executive vice president and chief technology officer (CTO).

We sincerely thank you for all your hard work and dedication—without which we would not have achieved this critical milestone. We are very excited about this consolidation and we look to the future with great anticipation.

Best regards,

John Macneil

President and CEO

Trikon Technologies, Inc. Ringland Way, Newport, NP18 2TA, United Kingdom.

Additional Information and Where to Find It

The new company intends to file with the Securities and Exchange Commission a registration statement and other relevant documents in connection with the proposed merger transaction involving Aviza and Trikon. Investors and security holders of Trikon are urged to read the proxy statement that will be contained in the registration statement filed by the new company and the other relevant documents when they become available because they will contain important information about the new company, Aviza and Trikon and the proposed merger transaction. Investors and security holders of Trikon may obtain free copies of the proxy statement and the other relevant documents filed with the Securities and Exchange Commission (when they become available) at the Securities and Exchange Commission’s website at http://www.sec.gov and may also obtain free copies of the proxy statement (when it becomes available) by writing to Trikon Technologies, Inc., Ringland Way, Newport, South Wales NP18 2TA, United Kingdom, Attention: Investor Relations. Information regarding the identity of persons who may, under the Securities and Exchange Commission’s rules, be deemed to be participants in the solicitation of shareholders of Trikon in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement that will be filed by Trikon with the Securities and Exchange Commission and contained in the registration statement that will be filed by the new company with the Securities and Exchange Commission.